Exhibit 99.1

Press Release	January 12, 2016

Cnova — Full Year 2015 Activity

•	GMV:	€4,835 million (+16.4% constant currency)
• Marketplace share: 20.5% (+916 bps)

•	Sales:	€3,420 million (+7.9% constant currency)

•	Traffic:	1,711 million visits (+28.9%)
• Mobile share: 38.6% (+1,205 bps)

•	Click-&-Collect:	21,916 pick-up points (+17.3%)

•	Cdiscount:	French market share 28.5%
(Hi tech, IT, appliances)
FY15 GMV: €2,741 million (+19.8%)
FY15 net sales: €1,765 million (+11.3%)

Amsterdam — January 12, 2016; 07:45 CET — Cnova N.V. (NASDAQ and Euronext Paris: CNV) today announced gross merchandise value (GMV), net sales and other operating activity data for the quarter and full year ended December 31, 2015.

		Change vs. 2014(1)				Change vs. 2014(1)
				Constant				Constant
Cnova	FY15	Reported		Currency(2)	4Q15	Reported		Currency(2)
GMV(3) (€ millions) *	4,835.3	+7.8%		+16.4%	1,327.4	-9.3%		+2.1%
Cdiscount	2,741.5	+19.8%		+19.8%	890.7	+13.6%		+13.7%
France	2,709.3	+18.9%			883.5	+13.8%
International	32.2	+213.9%		+219.9%	7.3	-1.7%		+5.7%
Cnova Brazil *	2,093.7	-4.8%		+12.9%	436.7	-35.7%		-11.3%
Cnova Brazil (R$ millions) *	7,747.7	+12.9%			1,905.3	-11.3%
Marketplace share(4) *	20.5%	+916	bps		24.3%	+1,074	bps
Cdiscount France	27.5%	+876	bps		27.3%	+580	bps
Cnova Brazil *	10.8%	+725	bps		15.8%	+1,100	bps
Net sales (€ millions) *	3,420.4	-1.0%		+7.9%	899.1	-17.7%		-5.9%
Cdiscount	1,764.9	+11.3%		+11.3%	576.9	+9.0%		+9.1%
France	1,737.2	+10.2%			571.3	+9.3%
International	27.7	+203.2%		+206.5%	5.7	-15.1%		-2.2%
Cnova Brazil *	1,655.4	-11.4%		+5.1%	322.1	-42.8%		-20.1%
Cnova Brazil (R$ millions) *	6,125.9	+5.1%			1,425.0	-20.1%
Traffic (visits in millions)	1,710.6	+28.9%			491.8	+16.3%
Cdiscount France	759.8	+30.5%			223.7	+14.6%
Cnova Brazil	904.2	+22.8%			246.3	+11.2%
Mobile share	38.6%	+1,205	bps		42.5%	+1,122	bps
Cdiscount France	48.0%	+1,100	bps		49.4%	+746	bps
Cnova Brazil	31.1%	+1,301	bps		38.2%	+1,645	bps
Click-&-Collect pick-up points	21,916	+17.3%			21,916	+17.3%
Active customers(5) (millions)	14.9	+10.5%			14.9	+10.5%
Number of items sold (millions)	66.9	+20.4%			21.0	+2.1%
Orders(6) (millions)	38.3	+21.5%			11.2	+3.5%

* On December 18, 2015, Cnova’s board announced that it had hired external legal and forensic consultants to assist with an investigation in connection with employee misconduct related to inventory management at its Brazilian subsidiary distribution centers. Cnova is separately issuing today an update concerning that investigation. For Cnova Brazil, GMV and GMV marketplace share as well as net sales for the quarter and full year ended December 31, 2014 and 2015, presented here are subject to revision following completion of the legal and forensic accounting review.

4th Quarter 2015 Highlights

•                  Gross merchandise volume (GMV) amounted to €1,327 million for the 4th quarter 2015 (+2.1% on a constant currency basis; -9.3% on a reported basis compared to the same period in 2014). On a constant currency basis, GMV was +13.8% and -11.3%, year-on-year (y-o-y) respectively, at Cdiscount France and Cnova Brazil.

•                  The marketplace share of total GMV was 24.3% (+1,074 basis points y-o-y) for the 4th quarter 2015 (Cdiscount France 27.3%, +580 bps y-o-y; Cnova Brazil 15.8%, +1,100 bps y-o-y).

•                  Net sales totaled €899 million in the 4th quarter 2015 (y-o-y: -5.9% constant currency; -17.7% reported). Compared to the same period in 2014, net sales at Cdiscount grew 9.0% to €577 million (for the month of December, net sales increased by approximately 16%). Net sales at Cnova Brazil declined 20.1% on a constant currency basis (-42.8% reported) and includes an adjustment of R$(110) million (approximately €(30) million) related to the ongoing inventory management investigation in Brazil (please see Endnote 1, page 3).

•                  According to the latest market research figures available from GFK for the high-tech, IT and appliances sectors, Cdiscount’s market share in France increased by 0.4pt in October 2015 to 28.4% and 1.4pt in November 2015 to 28.5%.

•                  Traffic rose 16.3% y-o-y to 492 million visits during the 4th quarter 2015 (Cdiscount France +14.6%; Cnova Brazil +11.2% compared to the same period in 2014).

Full Year 2015 Highlights

•                  GMV amounted to €4,835 million in 2015, increasing 16.4% on a constant currency basis compared to 2014. After taking into account the negative impact (-8.7%) of the depreciation of the Brazilian real versus the Euro, reported GMV grew by 7.8%. At Cdiscount France, total GMV rose 18.9% despite the negative impact on commercial activity related to events that occurred in Paris on November 13, 2015. Cnova Brazil GMV increased by 12.9% on a constant currency basis.

•                  The marketplace share of total GMV increased 916 basis points in 2015 and reached 20.5% compared to 11.3% in 2014.  The marketplace share of Cdiscount France’s GMV reached 27.5% (+876 basis points), while that of Cnova Brazil’s was 10.8% (+725 basis points). As of December 31, 2015, active marketplace sellers increased by 43.6% to close to 10,200 while the number of marketplace product offerings expanded from 12 million to 28 million (+137%).

•                  Active customers as of December 31, 2015, totaled 14.9 million (+10.5%) and number of items sold increased y-o-y by 20.4% to about 67 million.

•                  Net sales totaled €3,420 million in 2015, up 7.9% on a constant currency basis compared to 2014 and down 1.0% after taking into account the exchange rate impact (-8.9%) almost entirely related to the depreciation of the Brazilian real.

•                  Net sales at Cdiscount were up 11.3%, of which +1.1% was attributable to new international operations. Home furnishings and household appliances rose by 15% y-o-y and accounted for 44% of direct sales in France. Hi tech goods (AV and smartphones) and IT goods represented 38% of direct sales. Marketplace commissions increased by 85% y-o-y.

•                  Net sales at Cnova Brazil increased by 5.1% (on a constant currency basis) and includes an adjustment of R$(110) million (approximately €(30) million) related to the ongoing inventory management investigation in Brazil (please see Endnote 1, page 3). Marketplace commissions grew by 252%.

•                  Traffic grew by 28.9% to over 1.7 billion visits in 2015. In France, traffic increased by 30.5% y-o-y while traffic in Brazil grew by 22.8% over the same period.  The mobile share of traffic rose 1,205 basis points to 38.6% (48.0% in France; 31.1% in Brazil).

•                  Customer service enhancements during the year included:

•                  The number of Click-&-Collect (“C&C”) pick-up points increased 17.3% y-o-y to 21,916;

•                  Surface area at distribution centers in France and Brazil grew by 26% in 2015, allowing for same and next-day delivery services of small and large items in select metropolitan areas in both countries;

•                  Cdiscount France launched a 1 ½ hour grocery delivery service in Paris, Neuilly and Levallois; and

•                  Customer loyalty programs (Cdiscount à volonté CDAV in France and Extra Plus in Brazil) offers clients an array of preferential delivery services.  For example, the number of CDAV subscribers grew by 244% since the beginning of the year.

***

Endnotes:

(1)         On December 18, 2015, Cnova’s board announced that it had hired external legal and forensic consultants to assist with an investigation in connection with employee misconduct related to inventory management at its Brazilian subsidiary distribution centers. 2015 sales reflect an adjustment of R$110 million (approximately €30 million) identified in connection with the investigation work performed to date. As the investigation is ongoing, as of the date of this press release, Cnova has not yet determined whether it may be required to adjust its previously issued financial statements for any prior period(s) for any portion of this sales adjustment, or for any other items.

(2)         Brazilian real/Euro average exchange rate for the 4th quarter: 2014 = R$3.18; 2015 = R$4.22; and for full year: 2014 = R$3.12; 2015 = R$3.70.

(3)         Gross Merchandise Volume (GMV) = product sales + other revenues + marketplace business volumes (calculated based on approved and sent orders) + taxes.

(4)         Includes marketplace share of www.cdiscount.com in France as well as extra.com.br, pontofrio.com, casasbahia.com.br and cdiscount.com.br in Brazil.

(5)         Active customers at the end of December having purchased at least once through our sites during the previous 12 months, calculated on a website-by-website basis because we operate multiple sites each with unique systems of identifying users, which could result in an individual being counted more than once.

(6)         Total placed orders before cancellation due to fraud detection and/or customer non-payment.

Annex - Full Year 2014 and 2015

			Change
					Constant
Cnova	FY15(1)	FY14(1)	Reported		Currency(2)
GMV(3) (€ millions)	4,835.3	4,487.1	+7.8%		+16.4%
Cdiscount	2,741.5	2,288.2	+19.8%		+19.8%
France	2,709.3	2,277.9	+18.9%
International	32.2	10.3	+213.9%		+219.9%
Cnova Brazil	2,093.7	2,198.9	-4.8%		+12.9%
Cnova Brazil (R$ millions)	7,747.7	6,863.1	+12.9%
Marketplace share(4)	20.5%	11.3%	+916	bps
Cdiscount France	27.5%	18.7%	+876	bps
Cnova Brazil	10.8%	3.6%	+725	bps
Net sales (€ millions)	3,420.4	3,454.1	-1.0%		+7.9%
Cdiscount	1,764.9	1,585.8	+11.3%		+11.3%
France	1,737.2	1,576.6	+10.2%
International	27.7	9.1	+203.2%		+206.5%
Cnova Brazil	1,655.4	1,868.3	-11.4%		+5.1%
Cnova Brazil (R$ millions)	6,125.9	5,831.2	+5.1%
Traffic (visits in millions)	1,710.6	1,326.6	+28.9%
Cdiscount France	759.8	582.2	+30.5%
Cnova Brazil	904.2	736.0	+22.8%
Mobile share	38.6%	26.5%	+1,205	bps
Cdiscount France	48.0%	37.0%	+1,100	bps
Cnova Brazil	31.1%	18.1%	+1,301	bps
Click-&-Collect pick-up points	21,916	18,690	+17.3%
Active customers(5) (millions)	14.9	13.5	+10.5%
Number of items sold (millions)	66.9	55.5	+20.4%
Orders(6) (millions)	38.3	31.5	+21.5%

Notes:

(1)    On December 18, 2015, Cnova’s board announced that it had hired external legal and forensic consultants to assist with an investigation in connection with employee misconduct related to inventory management at its Brazilian subsidiary distribution centers. 2015 sales reflect an adjustment of R$110 million (approximately €30 million) identified in connection with the investigation work performed to date. As the investigation is ongoing, as of the date of this press release, Cnova has not yet determined whether it may be required to adjust its previously issued financial statements for any prior period(s) for any portion of this sales adjustment, or for any other items.

(2)    Brazilian real/Euro average exchange rate for the full year: 2014 = R$3.12; 2015 = R$3.70.

(3)    Gross Merchandise Volume (GMV) = product sales + other revenues + marketplace business volumes (calculated based on approved and sent orders) + taxes.

(4)    Includes marketplace share of www.cdiscount.com in France as well as extra.com.br, pontofrio.com, casasbahia.com.br and cdiscount.com.br in Brazil.

(5)    Active customers at the end of December having purchased at least once through our sites during the previous 12 months, calculated on a website-by-website basis because we operate multiple sites each with unique systems of identifying users, which could result in an individual being counted more than once.

(6)    Total placed orders before cancellation due to fraud detection and/or customer non-payment.

Annex — Fourth Quarter 2014 and 2015

			Change
					Constant
Cnova	4Q15(1)	4Q14(1)	Reported		Currency(2)
GMV(3) (€ millions)	1,327.4	1,463.0	-9.3%		+2.1%
Cdiscount	890.7	783.8	+13.6%		+13.7%
France	883.5	776.4	+13.8%
International	7.3	7.4	-1.7%		+5.7%
Cnova Brazil	436.7	679.2	-35.7%		-11.3%
Cnova Brazil (R$ millions)	1,905.3	2,147.7	-11.3%
Marketplace share(4)	24.3%	13.5%	+1,074	bps
Cdiscount France	27.3%	21.5%	+580	bps
Cnova Brazil	15.8%	4.8%	+1,100	bps
Net sales (€ millions)	899.1	1,092.9	-17.7%		-5.9%
Cdiscount	576.9	529.5	+9.0%		+9.1%
France	571.3	522.8	+9.3%
International	5.7	6.7	-15.1%		-2.2%
Cnova Brazil	322.1	563.4	-42.8%		-20.1%
Cnova Brazil (R$ millions)	1,425.0	1,782.4	-20.1%
Traffic (visits in millions)	491.8	422.8	+16.3%
Cdiscount France	223.7	195.2	+14.6%
Cnova Brazil	246.3	221.6	+11.2%
Mobile share	42.5%	31.3%	+1,122	bps
Cdiscount France	49.4%	41.9%	+746	bps
Cnova Brazil	38.2%	21.7%	+1,645	bps
Click-&-Collect pick-up points	21,916	18,690	+17.3%
Active customers(5) (millions)	14.9	13.5	+10.5%
Number of items sold (millions)	21.0	20.6	+2.1%
Orders(6) (millions)	11.2	10.8	+3.5%

Notes:

(1)    On December 18, 2015, Cnova’s board announced that it had hired external legal and forensic consultants to assist with an investigation in connection with employee misconduct related to inventory management at its Brazilian subsidiary distribution centers. 2015 sales reflect an adjustment of R$110 million (approximately €30 million) identified in connection with the investigation work performed to date. As the investigation is ongoing, as of the date of this press release, Cnova has not yet determined whether it may be required to adjust its previously issued financial statements for any prior period(s) for any portion of this sales adjustment, or for any other items.

(2)    Brazilian real/Euro average exchange rate for the fourth quarter: 2014 = R$3.18; 2015 = R$4.22.

(3)    Gross Merchandise Volume (GMV) = product sales + other revenues + marketplace business volumes (calculated based on approved and sent orders) + taxes.

(4)    Includes marketplace share of www.cdiscount.com in France as well as extra.com.br, pontofrio.com, casasbahia.com.br and cdiscount.com.br in Brazil.

(5)    Active customers at the end of December having purchased at least once through our sites during the previous 12 months, calculated on a website-by-website basis because we operate multiple sites each with unique systems of identifying users, which could result in an individual being counted more than once.

(6)    Total placed orders before cancellation due to fraud detection and/or customer non-payment.

About Cnova N.V.

Cnova N.V., one of the world’s largest e-Commerce companies, serves 15 million active customers via state-of-the-art e-tail websites: Cdiscount in France, Brazil, Colombia, Thailand, Ivory Coast, Senegal, Cameroon, Burkina Faso and Belgium; Extra.com.br, Pontofrio.com and Casasbahia.com.br in Brazil. Cnova N.V.’s product offering of close to 29 million items provides its clients with a wide variety of very competitively priced goods, several fast and customer-convenient delivery options as well as practical payment solutions. Cnova N.V. is part of Groupe Casino, a global diversified retailer. Cnova N.V.’s news releases are available at www.cnova.com/investor-relations.aspx. Information available on, or accessible through, the sites referenced above is not part of this press release.

This press release contains regulated information (gereglementeerde informatie) within the meaning of the Dutch Financial Supervision Act (Wet op het financieel toezicht) which must be made publicly available pursuant to Dutch and French law. This press release is intended for information purposes only.

Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements may include projections regarding Cnova’s future performance and, in some cases, may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of Cnova’s control. Important factors that could cause Cnova’s actual results to differ materially from those indicated in the forward-looking statements include, among others: the ability to grow its customer base; the ability to maintain and enhance its brands and reputation; the ability to manage the growth of Cnova effectively; changes to technologies used by Cnova; changes in global, national, regional or local economic, business, competitive, market or regulatory conditions; the ongoing internal review regarding inventory management in Brazil; and other factors discussed under the heading “Risk Factors” in the U.S. Annual Report on the Form 20-F for the year ended December 31, 2014  filed with the U.S. Securities and Exchange Commission on March 31, 2015 and other documents filed with or furnished to the U.S. Securities and Exchange Commission. Any forward-looking statement made in this press release speaks only as of the date hereof. Factors or events that could cause Cnova’s actual results to differ from the statements contained herein may emerge from time to time, and it is not possible for Cnova to predict all of them. Except as required by law, Cnova undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

***

Cnova Investor Relations Contact:

G. Christopher Welton

christopher.welton@cnovagroup.com

investor@cnova.com

Tel: +31 20 795 06 71

Media Contact:

Cnova N.V.

Head of Communications: +31 20 795 06 76

directiondelacommunication@cnovagroup.com

Upcoming Events

Subject to progress of the ongoing inventory management investigation in Brazil, Cnova currently plans to release Fourth Quarter and Full Year 2015 Financial Results as outlined below.

Wednesday, February 24, 2016 at 07:45 CET	Cnova Fourth Quarter and Full Year 2015 Financial Results

Wednesday, February 24, 2016 at 16:00 CET	Cnova Fourth Quarter and Full Year 2015 Conference Call & Webcast

Conference Call and Webcast connection details

Conference Call Dial-In Numbers:

Toll-Free
Brazil	0 800 891 6221
France	0 800 912 848
UK	0 800 756 3429
USA	1 877 407 0784

Toll	1 201 689 8560

Conference Call Replay Dial-In Numbers:

Toll-Free	1 877 870 5176
Toll	1 858 384 5517

Available From:	February 24, 2016 at 13:00 ET / 19:00 CET
To:	March 3, 2016 at 00:01 ET / 06:01 CET
Replay Pin Number: 13628005

Webcast:
http://public.viavid.com/index.php?id=117768

Presentation materials to accompany the call will be available at cnova.com on February 24, 2016.

An archive of the conference call will be available for a limited time at cnova.com following its conclusion.